UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Bird Global, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

09077J107

(CUSIP Number)

Daniel Friedland

c/o Goldcrest Capital

5956 Sherry Lane, Suite 1818

Dallas, Texas 75255

(214) 303-1112

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09077J107	13D	Page 1 of 16 pages

1	Names of Reporting Persons Goldcrest Capital Bird-B SPV, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,912,224
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,912,224

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,912,224
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.2%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 09077J107	13D	Page 2 of 16 pages

1	Names of Reporting Persons Goldcrest Capital Bird-C SPV, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,664,017
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,664,017

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,664,017
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.7%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 09077J107	13D	Page 3 of 16 pages

1	Names of Reporting Persons Goldcrest Capital Bird-C-1 SPV, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 871,048
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 871,048

11	Aggregate Amount Beneficially Owned by Each Reporting Person 871,048
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.4%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 09077J107	13D	Page 4 of 16 pages

1	Names of Reporting Persons Goldcrest Capital Bird-D SPV, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 103,589
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 103,589

11	Aggregate Amount Beneficially Owned by Each Reporting Person 103,589
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 09077J107	13D	Page 5 of 16 pages

1	Names of Reporting Persons Goldcrest Capital Bird II-A, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,820,759
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,820,759

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,820,759
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.2%
14	Type of Reporting Person PN

CUSIP No. 09077J107	13D	Page 6 of 16 pages

1	Names of Reporting Persons Goldcrest Capital QP, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 10,107,652
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,107,652

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,107,652
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.2%
14	Type of Reporting Person PN

CUSIP No. 09077J107	13D	Page 7 of 16 pages

1	Names of Reporting Persons Goldcrest Capital, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,172,450
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,172,450

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,172,450
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.5%
14	Type of Reporting Person PN

CUSIP No. 09077J107	13D	Page 8 of 16 pages

1	Names of Reporting Persons Daniel Friedland
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 19,651,739
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,651,739

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,651,739
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.2%
14	Type of Reporting Person IN

CUSIP No. 09077J107	13D	Page 9 of 16 pages

1	Names of Reporting Persons Adam Ross
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 19,651,739
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,651,739

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,651,739
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.2%
14	Type of Reporting Person IN

CUSIP No. 09077J107	13D	Page 10 of 16 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Bird Global, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 406 Broadway, Suite 369, Santa Monica, California 90401.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following entities and individuals (each a “Reporting Person” and collectively, the “Reporting Persons”),

Goldcrest Capital Bird-B SPV, LLC (“GC Bird-B”);

Goldcrest Capital Bird-C SPV, LLC (“GC Bird-C”);

Goldcrest Capital Bird-C-1 SPV, LLC (“GC Bird-C-1”);

Goldcrest Capital Bird-D SPV, LLC (“GC Bird-D”);

Goldcrest Capital II-A, LP (“GC II-A”);

Goldcrest Capital QP, LP (“GC QP”);

Goldcrest Capital, LP (“Goldcrest”, and together with each of the foregoing entities, the “GC Funds”);

Daniel Friedland; and

Adam Ross.

Each of the GC Funds are entities organized under the laws of Delaware. Each of Mr. Friedland and Mr. Ross are citizens of the United States. The principal business of each of the Reporting Persons is investing in securities, including of the Issuer.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Business Combination Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. Pursuant to the Business Combination Agreement, upon consummation of the Business Combination (as defined below), the Reporting Persons received 19,651,739 shares of Class A Common Stock in exchange for securities of Bird Rides, Inc. held by the Reporting Persons prior to the Business Combination.

CUSIP No. 09077J107	13D	Page 11 of 16 pages

Item 4.	Purpose of Transaction.

Business Combination

On November 4, 2021 (the “Closing Date”), pursuant to that certain Business Combination Agreement, dated as of May 11, 2021, by and among Switchback II Corporation, a Cayman Islands exempted company (“Switchback”), Maverick Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Switchback (“Merger Sub”), Bird Rides, Inc., a Delaware corporation (“Bird”), and the Issuer (the “Business Combination Agreement”), Merger Sub merged with and into Bird (the “Acquisition Merger” and, together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with Bird surviving the Acquisition Merger as a wholly owned subsidiary of the Issuer. Immediately prior to the effective time of the Acquisition Merger, each then-outstanding share of preferred stock of Bird converted automatically into a number of shares of common stock, par value $0.000001 per share, of Bird (“Bird Common Stock”) at the then-effective conversion rate as calculated pursuant to the certificate of incorporation of Bird (the “Conversion”). At the effective time of the Acquisition Merger, pursuant to the Acquisition Merger: (a) each then-outstanding share of Bird Common Stock, including shares of Bird Common Stock resulting from the Conversion, but excluding shares of Bird’s outstanding restricted stock (“Bird Restricted Stock”), were canceled and automatically converted into the right to receive (i) (A) with respect to Travis VanderZanden, the number of shares of Class X Common Stock, par value $0.0001 per share (the “Class X Common Stock” and, together with the Class A Common Stock, the “Common Stock”) and (B) with respect to any other persons who held Bird Common Stock, the number of shares of Class A Common Stock, in each case, equal to the applicable exchange ratio (determined in accordance with the Business Combination Agreement and as further described in the Proxy Statement/Prospectus) (the “Exchange Ratio”) and (ii) the contingent right to receive certain earnout shares; (b) each then-outstanding and unexercised warrant of Bird were automatically assumed and converted into a warrant to purchase one share of Class A Common Stock (the “Warrants”) based on the Exchange Ratio and at an adjusted exercise price per share (determined in accordance with the Business Combination Agreement and as further described in the Proxy Statement/Prospectus); (c) each then-outstanding and unexercised option to purchase shares of Bird Common Stock was converted into (i) an option exercisable for shares of Class A Common Stock based on the Exchange Ratio and (ii) the contingent right to receive certain earnout shares; (d) each then-outstanding award of Bird Restricted Stock was converted into (i) an award covering shares of Class A Common Stock based on the Exchange Ratio and (ii) the contingent right to receive certain earnout shares; and (e) each then-outstanding award of restricted stock units covering shares of Bird Common Stock was converted into (i) a restricted stock unit award covering shares of Class A Common Stock based on the Exchange Ratio and (ii) the contingent right to receive certain earnout shares.

Registration Rights Agreement

In connection with the consummation of the Business Combination, certain equityholders of the Issuer, including the Reporting Persons, entered into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”). Pursuant to the A&R Registration Rights Agreement, the Issuer has agreed to use commercially reasonable efforts to register the resale of certain securities owned by the parties to the A&R Registration Rights Agreement. Such parties are also entitled to demand and piggyback registration rights under the A&R Registration Rights Agreement.

CUSIP No. 09077J107	13D	Page 12 of 16 pages

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Lock-Up

On the Closing Date, in connection with the closing of the Business Combination, the Issuer adopted bylaws with a lock-up provision applicable to the Reporting Persons. The provision provides that, subject to certain exceptions, holders of the Issuer’s Common Stock issued in connection with the Business Combination are restricted from transferring their shares of Common Stock received as consideration in the Business Combination for a period of 180 days following the closing of the Business Combination (the “Lock-Up Period”). Notwithstanding the foregoing if (a) at least 120 days have elapsed since the Acquisition Closing Date (as defined in the Business Combination Agreement) and (b) the Lock-up Period is scheduled to end during a Blackout Period or within five Trading Days prior to a Blackout Period (as defined in the bylaws), the Lock-up Period shall end 10 trading days prior to the commencement of the Blackout Period provided that (x) the Issuer has announced the date of the expected Lock-Up Period expiration through a major news service, or on a Form 8-K, at least two trading days in advance of the release, and (y) that the Issuer has publicly released its earnings results for the fourth fiscal quarter of 2021.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intend to review their investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

CUSIP No. 09077J107	13D	Page 13 of 16 pages

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) - (b) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

The following sets forth, as of the date hereof, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 239,745,710 shares of Class A Common Stock outstanding following completion of the Business Combination:

Reporting Person(1)	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Goldcrest Capital Bird-B SPV, LLC	2,912,224	1.2%	0	2,912,224	0	2,912,224
Goldcrest Capital Bird-C SPV, LLC	1,664,017	0.7%	0	1,664,017	0	1,664,017
Goldcrest Capital Bird-C-1 SPV, LLC	871,048	0.4%	0	871,048	0	871,048
Goldcrest Capital Bird-D SPV, LLC	103,589	*	0	103,589	0	103,589
Goldcrest Capital II-A, LP	2,820,759	1.2%	0	2,820,759	0	2,820,759
Goldcrest Capital QP, LP	10,107,652	4.2%	0	10,107,652	0	10,107,652
Goldcrest Capital, LP	1,172,450	0.5%	0	1,172,450	0	1,172,450
Daniel Friedland	19,651,739	8.2%	0	19,651,739	0	19,651,739
Adam Ross	19,651,739	8.2%	0	19,651,739	0	19,651,739

*	Less than 0.1%

The table above reflects (i) 2,912,224 shares of Class A Common Stock held of record by GC Bird-B; (ii) 1,664,017 shares of Class A Common Stock held of record by GC Bird-C; (iii) 871,048 shares of Class A Common Stock held of record by GC Bird-C-1; (iv) 103,589 shares of Class A Common Stock held of record by GC Bird-D; (v) 2,820,759 shares of Class A Common Stock held of record by GC II-A, for itself and as nominee for Goldcrest Capital II-B, LP and Goldcrest Capital II-C, LP; (vi) 10,107,652 shares of Class A Common Stock held of record by GC QP, LP; and (vii) 1,172,450 shares of Class A Common Stock held of record by Goldcrest.

CUSIP No. 09077J107	13D	Page 14 of 16 pages

Daniel Friedland and Adam Ross are the sole managing members or managers, as applicable of each of the GC Funds. As a result, each of Messrs. Friedland and Ross may be deemed to share beneficial ownership of the shares of Class A Common Stock held of record by each of the GC Funds.

(c)	Except as described in Item 3, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above describes the material terms of the A&R Registration Rights and is incorporated by reference herein. A copy such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except for the foregoing, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement.

2	Amended and Restated Registration Rights Agreement, dated November 4, 2021, by and among Bird Global, Inc., NGP Switchback II, LLC, and the other holders party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 9, 2021).

CUSIP No. 09077J107	13D	Page 15 of 16 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2021

Goldcrest Capital Bird-B SPV, LLC

By:	/s/ Daniel Friedland
Name: Daniel Friedland
Title: Managing Member

Goldcrest Capital Bird-C SPV, LLC

By:	/s/ Daniel Friedland
Name: Daniel Friedland
Title: Managing Member

Goldcrest Capital Bird-C-1 SPV, LLC

By:	/s/ Daniel Friedland
Name: Daniel Friedland
Title: Managing Member

Goldcrest Capital Bird-D SPV, LLC

By:	/s/ Daniel Friedland
Name: Daniel Friedland
Title: Managing Member

Goldcrest Capital II-A, LP

By:	/s/ Daniel Friedland
Name: Daniel Friedland
Title: Managing Director

CUSIP No. 09077J107	13D	Page 16 of 16 pages

Goldcrest Capital QP, LP

By:	/s/ Daniel Friedland
Name: Daniel Friedland
Title: Managing Director

Goldcrest Capital, LP

By:	/s/ Daniel Friedland
Name: Daniel Friedland
Title: Managing Director

/s/ Daniel Friedland
Daniel Friedland

/s/ Adam Ross
Adam Ross

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13D. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 15th day of November, 2021.

Goldcrest Capital Bird-B SPV, LLC

By:	/s/ Daniel Friedland
Name: Daniel Friedland
Title: Managing Member

Goldcrest Capital Bird-C SPV, LLC

By:	/s/ Daniel Friedland
Name: Daniel Friedland
Title: Managing Member

Goldcrest Capital Bird-C-1 SPV, LLC

By:	/s/ Daniel Friedland
Name: Daniel Friedland
Title: Managing Member

Goldcrest Capital Bird-D SPV, LLC

By:	/s/ Daniel Friedland
Name: Daniel Friedland
Title: Managing Member

Goldcrest Capital II-A, LP

By:	/s/ Daniel Friedland
Name: Daniel Friedland
Title: Managing Director

Goldcrest Capital QP, LP

By:	/s/ Daniel Friedland
Name: Daniel Friedland
Title: Managing Director

Goldcrest Capital, LP

By:	/s/ Daniel Friedland
Name: Daniel Friedland
Title: Managing Director

/s/ Daniel Friedland
Daniel Friedland

/s/ Adam Ross
Adam Ross